 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Presents Business Update at the Sachs’ European Life Sciences CEO Forum”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: February 27, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Presents Business Update at the Sachs’ European
Life Sciences CEO Forum

Guy Goldberg, RedHill’s Chief Business Officer, presents today a business update at the
European Life Sciences CEO Forum

The update covers:

•	The recent out-licensing of RHB-102[1] to Hyloris (Euronext Brussels: HYL) in a potential $60 million plus royalties deal
•	Initiation of the Bayer-funded Phase 2 clinical study of opaganib[2] in combination with Bayer’s (ETR: BAYN) darolutamide in advanced prostate cancer
•	Status of the U.S. government-supported pipeline programs and expected 2025 catalysts
•	Significant commercial progress with Talicia®:
o	Additional marketing authorization applications in new markets being evaluated
o	Discussions ongoing focused on significant cost of goods (COGs) reduction
o	Inclusion as first-line option for treatment of H. pylori infection in American College of Gastroenterology (ACG) Clinical Guideline
o	Humana®’s Part D Plan coverage adds access for more than eight million additional Medicare lives, without prior therapeutic steps or authorization
o	Surpassed 100,000 prescriptions milestone, maintaining position as the #1 brand prescribed by gastroenterologists
o	Ground-breaking warranty program launched - minimal claimed refunds
o	New data on more convenient three-times daily (TID) “breakfast, lunch, and dinner” dosing routine published in the Journal of Clinical Pharmacology supporting prior FDA sNDA approval for TID dosing
o	Out-license, approval and launch in the United Arab Emirates

RALEIGH, N.C. and TEL-AVIV, Israel, February 27, 2025, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced the presentation of a business update by Guy Goldberg, RedHill’s Chief Business Officer, highlighting recent significant corporate activity, R&D advances and commercial progress with Talicia, at the Sachs Associates’ 18th Annual European Life Sciences CEO Forum in Zurich.

“We have had a very positive start to 2025, making significant progress on multiple fronts. We have just announced the out-licensing of RHB-102 to Hyloris, in a deal worth up to $60 million in potential milestone payments plus additional royalties on revenues. We also recently announced the initiation of a Bayer-funded Phase 2 clinical study of opaganib in combination with Bayer’s darolutamide for advanced prostate cancer, for which there are very limited options. This is in addition to the multiple U.S. government- and academia-supported R&D programs with key 2025 potential catalysts, including for radiation injury protection, oncology, and various pandemic preparedness indications,” said Guy Goldberg, RedHill’s Chief Business Officer. “The commercial team are working equally hard on cementing, and building on, Talicia’s position as the number one branded H. pylori therapy. Subject to the successful completion of our ongoing discussions, we expect to substantially reduce Talicia’s COGS, directly boosting the bottom line. Other recent achievements include the Humana Part D win, adding another eight million Medicare lives; inclusion as first line option in the new ACG guideline; and the FDA sNDA approval to switch to a more convenient TID dosing. There are also opportunities for Talicia opening up in new markets outside of the U.S. and the recent commercial launch in the UAE, and we are evaluating additional marketing authorization applications in other countries. Talicia has now surpassed the 100,000 prescriptions milestone, our ground-breaking warranty program, with minimal claimed refunds, reflects a positive experience, and now, with new potential markets on the horizon, we are optimistic about the future for Talicia and the value it can deliver.”

The presentation was available for registered attendees only.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the gastrointestinal drug Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults3. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple indications with U.S. government and academic collaborations for development for radiation and chemical exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program study in prostate cancer in combination with Bayer’s darolutamide; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19 and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, now partnered with Hyloris for worldwide development and commercialization outside North America, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.

2

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include, among others, statements regarding the potential arrangement and relationship with Hyloris. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the Company will not benefit from the agreement with Hyloris as currently anticipated; the Company's ability to maintain compliance with the Nasdaq Capital Market's listing requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the Company’s development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk of market and other conditions and that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.
Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: Corporate

1 RHB-102 is an investigational new drug, not available for commercial distribution.
2 Opaganib is an investigational new drug, not available for commercial distribution.
3 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

3